FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

CVM Code 01482-6

Corporate Taxpayer ID CNPJ/ME 47.508.411/0001-56

Corporate Registry ID (NIRE) 35.300.089.901

MATERIAL FACT

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (B3: PCAR3) (the “Company”), in compliance with the provisions of paragraph 4 of article 157 of Law No. 6.404, of December 15, 1976, Resolution No. 44 of August 23, 2021 of the Brazilian Securities Commission (Comissão de Valores Mobiliários, the “CVM”) and CVM Resolution No. 160, dated July 13, 2022, hereby informs its shareholders and the market that the Company has launched an offering (the “Offering”) of, initially, 140,000,000 common shares to be issued by the Company (the “Shares”). The total number of Shares proposed to be offered may be increased by up to 100% of the Shares initially offered, or up to 140,000,000 common shares to be issued by the Company (the “Additional Shares”), at the same price as the Shares initially offered.

THE COMPANY WILL NOT MAKE AN OFFERING OF ANY AMERICAN DEPOSITARY RECEIPTS REPRESENTING ITS SHARES, AND THE SHARES OFFERED WILL BE SUBJECT TO CERTAIN RESTRICTIONS ON DEPOSIT IN THE AMERICAN DEPOSITARY RECEIPT FACILITY OF THE COMPANY.

The Offering will be directed (i) in Brazil, to the Company’s shareholders, through the Priority Offering (as defined below), and to professional investors headquartered or residing in Brazil, (ii) within the United States, to a limited number of qualified institutional buyers (as defined under Rule 144A under the U.S. Securities Act of 1933, as amended, the “Securities Act”), pursuant to procedures consistent with, and in reliance on, Section 4(a)(2) of the Securities Act in transactions exempt from, or not subject to, registration under the Securities Act and the rules thereunder, and (iii) outside of the United States and Brazil, to institutional and other investors that are not U.S. persons (as defined in Regulation S under the Securities Act), in reliance on Regulation S under the Securities Act and exemptions from United States securities registration requirements.

The pricing of the Offering is expected to occur on March 13, 2024. Shares purchased in the Offering are expected to begin trading on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) on the second business day after the disclosure of the price per Share, and the settlement of the Offering is expected to occur on the third business day after the disclosure of the price per Share.

THE OFFERING HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OR ANY OTHER U.S. FEDERAL OR STATE SECURITIES LAWS, AND THE SHARES (INCLUDING THE ADDITIONAL SHARES, IF APPLICABLE) MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT AS SUCH REGULATION MAY BE AMENDED FROM TIME TO TIME), UNLESS PURSUANT TO A REGISTRATION STATEMENT OR IN TRANSACTIONS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

In order to comply with CVM regulations and to ensure the participation of the existing shareholders of the Company in the Offering, a priority right will be given to existing shareholders of the Company to subscribe for up to all of the Shares (excluding the Additional Shares) to be placed through the Offering pro rata to their shareholdings in the Company’s share capital (the “Priority Offering”). Therefore, all of the Shares (excluding the Additional Shares) to be offered in the Offering will be offered to existing shareholders first pursuant to the Priority Offering and existing shareholders may exercise their rights from (and including) March 5, 2024 up to (and including) March 11, 2024.

The Priority Offering, which will be made in Brazil concurrently with the Offering, has not been and will not be registered under the Securities Act or under any other U.S. federal or state securities laws. Accordingly, neither our Shares (including the Additional Shares, if applicable) nor the subscription rights in the Priority Offering may be offered or sold in the United States or to U.S. persons except in reliance on an exemption from the registration requirements provided under the Securities Act.

Any information contained herein shall not be taken, transmitted, disclosed, distributed, or disseminated in the United States of America. The distribution of announcements and the offering and sale of securities in certain jurisdictions may be prohibited by law.

This material fact notice is disclosed for informative purposes only and shall not, in any circumstances, be construed as an investment recommendation. This material fact notice does not constitute an investment recommendation, offer to sell or the solicitation of an offer to buy the Company’s securities, including the Shares (including the Additional Shares, if applicable), and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Company will keep its shareholders and the market duly informed of any relevant developments related to the Offering on the websites of the CVM (www.cvm.gov.br) and the B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and its investor relations website (https://www.gpari.com.br/en/), subject to the restrictions set forth in CVM rules and other applicable legislation.

São Paulo, March 4, 2024

Rafael Russowsky

Vice-President and Investor Relations Director

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Important factors that could cause results to differ materially from those indicated in the forward-looking statements include, among others: macroeconomic and political developments in Brazil and abroad, changes in investor interest in the Company’s securities, developments relating to or affecting the industry in which the Company operates and corporate or other developments of or affecting the Company, as well as other factors discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission on August 16, 2023, and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement in this press release speaks only as of the date hereof. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 4, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.